                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K


      FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
            PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

         [X] Annual Report Pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934

For the fiscal year ended                 December 31, 1999

                                       OR

         [ ] Transition Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number is unassigned (Form S-8 Reg. No. 333-17473)

A. Full title of the plan and the address of the plan, if different from that of the issuer Named below:

                  ILLINOIS TOOL WORKS, INC.
                  SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  ILLINOIS TOOL WORKS, INC.
                  3600 W. LAKE AVENUE
                  GLENVIEW, ILLINOIS 60025-5811

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1999 AND 1998
                         TOGETHER WITH AUDITORS' REPORT










                    EMPLOYER IDENTIFICATION NUMBER 36-1258310
                                 PLAN NUMBER 003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Employee Benefits Committee of
Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
April 27, 2000

                            ILLINOIS TOOL WORKS INC.

                           SAVINGS AND INVESTMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

           EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



                                              1999             1998
                                         --------------   --------------
ASSETS:
    Investments                          $1,232,504,422   $  991,164,264

    Receivables-
      Company contributions                      66,124           76,579
      Participant contributions                 184,940          160,947
      Loan payments                              93,569           77,962
      Investment income                         353,413           99,601
      Transfers from other plans                268,917          291,342
                                         --------------   --------------
                     Total receivables          966,963          706,431
                                         --------------   --------------

                     Total assets         1,233,471,385      991,870,695

LIABILITIES:
    Fees payable                                      0           44,289
                                         --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS        $1,233,471,385   $  991,826,406
                                         ==============   ==============



                 The accompanying notes to financial statements
                    are an integral part of these statements.

                            ILLINOIS TOOL WORKS INC.

                           SAVINGS AND INVESTMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

           EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



INCREASES (DECREASES):
    Net investment income-
           Interest and dividends            $    81,277,253
           Net appreciation in investments       169,938,867
           Investment expense                       (156,371)
                                             ---------------
                     Net investment income       251,059,749
                                             ---------------

    Contributions-
            Participants                          42,298,729
            Company                               12,527,092
                                             ---------------
                     Total contributions          54,825,821
                                             ---------------

    Benefits paid to participants                (70,874,815)
                                             ---------------

    Transfers from other plans                     6,634,224
                                             ---------------
                    Net increase                 241,644,979
                                             ---------------

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                            991,826,406
                                             ---------------
    End of year                              $ 1,233,471,385
                                             ===============



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

           EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

      The following describes the major provisions of the Illinois Tool Works Inc. Savings and Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan in the month following their date of hire. Established on November 16, 1967, and last amended on July 1, 1994, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Putnam Fiduciary Trust Company (the "Trustee") serves as trustee, recordkeeper and investment manager of the Plan. Fidelity Investments serves as investment manager for amounts invested in the Magellan Fund.

      PARTICIPANT AND COMPANY CONTRIBUTIONS

      Participants may contribute amounts from a minimum of 1% to a maximum of 15% of eligible compensation to their pre-tax and after-tax accounts. Separately, the maximum pre-tax account contribution is 15% of eligible compensation, while the maximum after-tax account contribution is 10%. The combined pre-tax and after-tax contributions cannot exceed 15% of eligible compensation. Participants may change their contribution percentages with each payroll.

      Participants may begin contributions to their pre-tax and after-tax accounts in the month following their date of hire. Company contributions, however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the participants' accounts based on the participants' contributions as follows:

                                  PERCENTAGE OF
                           PARTICIPANTS' COMPENSATION
                       -----------------------------------
                       PARTICIPANTS'             COMPANY
                       CONTRIBUTION           CONTRIBUTION
                       ------------           ------------
                            1%                      1.0%
                            2                       1.5
                            3                       2.0
                            4                       2.5
                           5-15                     3.0
                           ====                     ===

      Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

      INVESTMENT FUNDS

      Effective January 1, 1998, investment options increased from nine to twenty-nine funds in which participants may choose to invest. Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

      For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

      Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any day, but no more than twice per quarter.

      VESTING

      Participants' interest in their employee contribution accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement or death are granted full vesting in their Company contribution accounts.

      PARTICIPANT LOANS

      Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear interest at the prime rate, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

      BENEFITS

      Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms are available at the election of the participant.

      FORFEITURES

      Forfeitures, representing the unvested portion of the Company's contributions, amounting to $39,991 and $33,398 as of December 31, 1999 and 1998, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan.


2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan were prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      NET APPRECIATION/DEPRECIATION

      Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase.

      ADOPTION OF STATEMENT OF POSITION 99-3

      The Accounting Standards Executive Committee issued Statement of Position 99-3, Accounting For And Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3"), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

      INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:


                                                            1999               1998
                                                        ------------        -----------
      Putnam Asset Allocation Balanced Portfolio        $158,745,254        $53,418,991
      Putnam Asset Allocation Growth Portfolio            78,922,685         67,931,113
      Fidelity Investments Magellan Fund                 256,161,898        209,553,950
      Illinois Tool Works Inc. Common Stock Fund         167,569,883        135,907,904
      Putnam New Opportunities Fund                      238,870,848        146,937,267


      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

      Mutual funds                    $147,352,487
      Common sock                       22,586,380
                                      ------------
           Total                      $169,938,867
                                      ============


      INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6 percent for 1999.

3.    ADMINISTRATION

      All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee and by Fidelity Investments, which serves as investment manager for the Magellan Fund.


4.    ADMINISTRATIVE EXPENSES

      Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.


5.    PARTY-IN-INTEREST TRANSACTIONS

      The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1999, fees paid to the Trustee were $87,579.

      The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


7.    TAX STATUS

      The Plan obtained its latest determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan, as adopted on December 29, 1994, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's legal counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following reconciles net assets available for Plan benefits per the financial statements to the Form 5500:


                                                                          1999             1998
                                                                      --------------   --------------
Net assets available for Plan benefits per the financial statements   $1,233,471,385   $  991,826,406
Amounts allocated to withdrawing participants                                      0          (41,666)
                                                                      --------------   --------------
Net assets available for Plan benefits per the Form 5500              $1,233,471,385   $  991,784,740
                                                                      ==============   ==============


      The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:


Benefits paid to participants per the financial statements       $70,874,815
Amounts allocated to withdrawing participants at
    December 31, 1998                                                (41,666)
                                                                 -----------
Benefits paid to participants per the Form 5500                  $70,833,149
                                                                 ===========

      An estimate of amounts allocated to withdrawing participants is recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


9.    TRANSFERS FROM OTHER PLANS

      Effective January 1, 1999, the Formaboard Inc. Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on January 5, 1999. The assets transferred to the Plan totaled $184,041.

      Effective January 1, 1999, employees of Pillar Technologies were eligible to participant in the Plan. Account balances totaling $1,365,405 were transferred to the Plan from their former plan, the Pillar Corporation 401(k) Plan on January 5, 1999.

      Effective January 1, 1999, the Dymon Inc. Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on January 20, 1999. The assets transferred to the Plan totaled $2,163,650.

      Effective May 31, 1999, the Kingsley Profit Sharing 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on June 1, 1999. The assets transferred to the Plan totaled $664,637.

      Effective June 30, 1999, the S.P. Sheffer International 401(k) Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on July 1, 1999. The assets transferred to the Plan totaled $207,892.

      Effective June 30, 1999, the Syncro Motion 401(k) Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on July 12, 1999. The assets transferred to the Plan totaled $287,188.

      Effective September 30, 1999, the Fiber Products 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on October 5, 1999. The assets transferred to the Plan totaled $302,473.

      Effective September 30, 1999, the Bee Industries Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on October 1, 1999. The assets transferred to the Plan totaled $1,453,205.


10.   SUBSEQUENT EVENTS

      The following plans were merged into the Plan in 2000:



                PLAN NAME                                      EFFECTIVE DATE
-----------------------------------------------------------  ------------------

California Industrial Products, Inc. 401(k) Savings Plan        January 1, 2000
TACC International Corp. 401(k) Profit Sharing Plan             April 1, 2000
Scharr Industries Inc. 401(k) Savings and Retirement Plan       April 1, 2000


      The assets transferred to the Plan totaled approximately $18,000,000. Substantially all of the assets were transferred in February and April 2000.

                                                                      SCHEDULE I


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

           ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
           EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003


                                                                   MARKET
                                                                   VALUE
                                                                ------------
INVESTED CASH:
Stable Asset Fund-
*Putnam Investments, Boston, Massachusetts                      $ 10,167,478

LONG-TERM FIXED INCOME CONTRACTS:
Stable Asset Fund-
AIG Life Ins. Co.-
6.90% contract, due 3/15/02                                       2,408,193
5.32% contract, due 8/15/02                                       2,675,810
Allstate, 6.12% contract, due 12/15/00                            3,495,558
Canada Life Assurance Co., 7.16% contract, due 12/30/04           5,107,232
Continental Assurance Co, 6.54% contract, due 3/15/00             2,103,713
Deutsche Bank-
6.09% contract, due 1/06/00
Security PRAT 1997-1 A3                                             474,267
Wrapper                                                               2,000
5.84% contract, due 9/15/02
Security FHR 2080 PC                                              1,964,063
Wrapper                                                              47,120
6.73% contract, due 12/25/03
Security PPL 1999-1 A4                                            3,958,750
Wrapper                                                              46,610
5.96% contract, due 05/15/04
Security AMXCA 1999-2 A                                           2,409,473
Wrapper                                                              96,661
GE Life & Annuity Assurance-
6.88% contract, due 6/17/02                                       4,940,407
6.32% contract, due 9/16/02                                       5,170,750
Hartford Life Ins.-
6.81% contract, due 09/30/04                                      5,180,053
Jackson National Life Ins. Co.-
6.00% contract, due 2/01/02                                       3,181,326
John Hancock Mutual Life Ins.-
5.95% contract, due 6/15/00                                       3,698,399
6.30% contract, due 12/31/01                                      4,000,669

                               *Party-in-interest

                                                                      SCHEDULE I
                                                                       CONTINUED


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

           ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
           EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003


                                                                    MARKET
                                                                    VALUE
                                                                -------------
Metropolitan Life Ins. Co., 5.68% contract, due 8/15/03          $ 5,371,288
Monumental Life Insurance Co.-
5.94% contract, due 6/15/00
Security MBNAM 1995-D A                                            2,996,250
Wrapper                                                               12,976
6.37% contract, due 4/1/02                                         2,015,369
New York Life Ins. Co.-
5.69% contract, due 12/15/00                                       4,580,429
6.69% contract, due 6/30/01                                        4,177,695
6.91% contract, due 10/01/01                                       2,035,124
Pacific Life Insurance Co.-
6.00% contract, due 12/16/02                                       4,010,650
Principal Insurance Co.-
7.00% contract, due 9/15/01                                        3,013,129
5.72% contract, due 11/17/03                                       4,028,753
Rabobank Nederland-
5.64% contract, due 10/15/00
Security FORD 98-A A3                                              1,101,357
Wrapper                                                                4,483
5.86% contract, due 2/15/01
Security FORD CREDIT AUTO LOAN 96-1 A                              1,478,700
Wrapper                                                               44,654
5.61% contract, due 5/15/02
Security DCMT 1999-4 A                                             1,457,344
Wrapper                                                               52,986
5.89% contract, due 5/15/03
Security AMXMT 1998-1 A                                            1,935,620
Wrapper                                                               71,507
5.85% contract, due 1/15/04
Security FHR 2111 UC                                               1,949,800
Wrapper                                                               65,226
5.59% contract, due 9/15/04
Security FHR 2113 TB                                               2,889,961
Wrapper                                                              131,312


                               *Party-in-interest

                                                                      SCHEDULE I
                                                                       CONTINUED

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

           ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
           EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003


                                                            MARKET
                                                            VALUE
                                                        -------------
Security Life of Denver-
6.17% contract, due 4/15/00                               $ 1,504,189
6.50% contract, due 11/15/02                                3,072,286
Transamerica Life Ins. & Annuity-
6.42% contract, due 5/6/01
Security PRAT 97-2 A5                                       2,986,860
Wrapper                                                        24,585
5.86% contract, due 2/07/03
Security CCIMT 1998-3 A                                       965,310
Wrapper                                                        54,791
6.78% contract, due 9/15/04
Security CHAMT 1999-3 A                                     2,462,500
Wrapper                                                        39,410
United of Omaha-
6.71% contract, due 10/15/01                                3,009,376
6.73% contract, due 5/20/02                                 1,005,716


                                           NUMBER OF        MARKET
                                            SHARES          VALUE
                                          ----------     ------------
MUTUAL FUNDS:
*Putnam Money Market Fund                 52,409,192     $ 52,409,192
*Putnam Asset Allocation Fund-
Growth Portfolio                           5,161,719       78,922,685
Balanced Portfolio                        12,239,418      158,745,254
Conservative Portfolio                     1,208,780       12,764,716
*S & P 500 Index Fund                        644,268       22,510,718
 Fidelity Investments Magellan Fund        1,874,858      256,161,898
*Putnam New Opportunities Fund             2,584,903      238,870,848
*International Growth Fund                   197,131        5,872,536
*US Government Income Fund                   235,535        2,904,150
*American Government Income Fund             211,659        1,741,953
*Putnam Income Fund                        1,963,219       12,525,340


                               *Party-in-interest

                                                                      SCHEDULE I
                                                                       CONTINUED


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

           ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
           EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003


                                                    NUMBER OF      MARKET
                                                      SHARES       VALUE
                                                    ---------  --------------

*Diversified Income Fund                             130,809   $    1,410,123
*High Yield Advantage Fund                           154,768        1,205,645
*George Putnam of Boston Fund                        191,502        3,123,392
*Growth & Income Fund                                673,953       12,650,102
*New Value Fund                                       76,566          908,076
*Investors Fund                                      791,484       15,236,058
*Voyager Fund                                        431,464       13,634,248
*Vista Fund                                          101,933        1,812,376
*Capital Appreciation Fund                           225,986        5,907,262
*OTC & Emerging Growth Fund                          175,753        6,576,688
*Global Government Fund                                3,963           46,048
*Global Growth Fund                                  124,555        2,359,079
*Europe Growth Fund                                  117,069        3,108,192
*Asia Pacific Growth Fund                            139,684        2,653,987
*International New Opportunities Fund                 93,857        2,330,470
*Emerging Markets Fund                                65,224          815,953

COMMON STOCK:
*Illinois Tool Works Inc. Common Stock Fund        2,480,220      167,569,883

**PARTICIPANT LOANS                                                28,049,382
                                                               --------------

                                                               $1,232,504,422
                                                               ==============


                               *Party-in-interest


     ** Interest rate of loans to participants with balances outstanding at
                  December 31, 1999, lowest 6% to highest 13%.


             The accompanying notes to the financial statements are
                       an integral part of this schedule.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 15th day of May, 2000.



                                       ILLINOIS TOOL WORKS INC.
                                       SAVINGS AND INVESTMENT PLAN




                                       by: /s/ John Karpan
                                          ------------------------
                                       John Karpan,
                                       Member of Employee Benefits Committee and
                                       Senior Vice President, Human Resources